NUVVE HOLDING CORP.

2468 Historic Decatur Road

San Diego, CA 92106

April 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvve Holding Corp.

Registration Statement on Form S-1

File No. 333-254718

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nuvve Holding Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on Monday, April 5, 2021, or as soon thereafter as practicable.

Sincerely,

NUVVE HOLDING CORP.

/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer